Mail Stop 04-06
      April 8, 2005

Via facsimile to 011-27-21-557-7827 and U.S. Mail

Mr. Eric Majors
President
Maximum Dynamics, Inc.
Unit 6, College Park
Parklands, 7441
South Africa

Re:   	Maximum Dynamics, Inc.
      Item 4.01 Form 8-K filed on April 5, 2005
      File No. 000-49954

Dear Mr. Majors:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments. We have limited our review of the above captioned statement to matters concerning your disclosures under Item 4.01. Our failure to comment, at this time, on other disclosures contained in the Form 8-K does not indicate, and should not be construed to indicate, our approval of such disclosures.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4.01 Form 8-K filed on April 5, 2005

1. Your disclosures within Item 4.01 of the Form 8-K filed on April
5, 2005 do not meet the requirements of Item 304 of Regulation S-
B.
Amend the report to address each of the requirements of Item 304 of
Regulation S-B relating to the dismissal of your auditors.

2. Your disclosure suggests that you do not intend to engage a new accountant to audit your financial statements. You are reminded that
Item 310(a) of Regulation S-B requires that you file audited annual financial statements. In this regard, your Form 10-KSB for December
31, 2004 was due March 31, 2005. Please advise as to your intentions regarding the filing of this report.

3. Please explain your statement that you do not intend to become
"fully reporting". It does not appear that you are eligible to exit the Exchange Act reporting system at this time. Please advise.

       Please amend your filing and respond to these comments within
5 business days or tell us when you will provide us with a response.
Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
`
	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Any questions regarding the above should be directed to Tamara
Tangen at (202) 942-1987 or Thomas Ferraro at (202) 824-5367. If you need further assistance, you may contact me at (202) 942-1800.

Sincerely,



Barbara C. Jacobs
      Assistant Director
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Maximum Dynamics, Inc.
April 8, 2005
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